As filed with the Securities and Exchange Commission on June 29, 1999
                                                      Registration No. 333-76491

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM S-3/A
                                   AMENDMENT#2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                       MEDICAL INDUSTRIES OF AMERICA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           FLORIDA                                    65-0158479
  (STATE OR OTHER JURISDICTION                     (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)                IDENTIFICATION NUMBER)

                      1903 SOUTH CONGRESS AVENUE, SUITE 400
                             BOYNTON BEACH, FL 33426
                                 (561) 737-2227
          (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

                               Michael F. Morrell
                             Chief Executive Officer
                       Medical Industries of America, Inc.
                       1903 S. Congress Avenue, Suite 400
                             Boynton Beach, FL 33426
                                 (561) 737-2227
              (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
            NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                  Please send copies of all communications to:
                           E. Nicholas Davis III, Esq.
                       Medical Industries of America, Inc.
                       1903 S. Congress Avenue, Suite 400
                             Boynton Beach, FL 33426
                                 (561) 737-2227

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of the Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement under the earlier effective registration statement for the same offering. [ ]

If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
                                                    PROPOSED      PROPOSED
                                                    MAXIMUM        MAXIMUM
                                                    OFFERING      AGGREGATE
  TITLE OF EACH CLASS OF             AMOUNT TO       PRICE        OFFERING
SECURITIES TO BE REGISTERED        BE REGISTERED  PER SHARE(1)    PRICE(1)
-------------------------------------------------------------------------------
Common Stock -- $0.0025 par value
  per share                         15,214,376      $.96875      $14,738,927
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act. The maximum price per share information is based on the average of the high and the low sale prices of the Registrant's common stock, $0.0025 par value per share, reported on the NASDAQ Small Cap Exchange on April 12, 1999, less maximum shares upon conversion at market price.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS                                                 Subject to Completion
                                                                   June 29, 1999
                                                                         AMENDED

                       MEDICAL INDUSTRIES OF AMERICA, INC.
                                  COMMON STOCK
                                15,214,376 SHARES

        Medical Industries of America, Inc. is registering 3,599,758 shares of common stock listed on page 16 under this prospectus. The Company is also registering 11,614,618 shares of common stock underlying stock options, warrants and convertible debentures.

        BEFORE PURCHASING SHARES OF OUR COMMON STOCK YOU SHOULD CAREFULLY REVIEW THE RISK FACTORS SECTION OF THIS PROSPECTUS WHICH BEGINS ON PAGE 1.

        Our common stock is listed on the NASDAQ Small Cap Market ("NASDAQ") with the ticker symbol: "MIOA." On April 12, 1999, the closing price of one share of our common stock on the NASDAQ was $.96875.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -----------------------

                  The date of this Prospectus is June 29, 1999

        WE HAVE NOT AUTHORIZED ANY PERSON TO PROVIDE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THIS OFFERING THAT IS NOT IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS PROHIBITED. INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF ITS DATE, REGARDLESS OF WHEN ANY LATER OFFER OR SALE OCCURS.

                                TABLE OF CONTENTS

                                                                     Page
                                                                     ----
RISK FACTORS.........................................................   1

THE COMPANY..........................................................  10

USE OF PROCEEDS......................................................  16

SELLING SHAREHOLDERS.................................................  16

PLAN OF DISTRIBUTION.................................................  19

AVAILABLE INFORMATION................................................  19

VALIDITY OF COMMON STOCK.............................................  19

        Our principal executive offices are located at 1903 South Congress Avenue, Suite 400, Boynton Beach, FL 33426 and our telephone number is (561) 737-2227.

                                  RISK FACTORS

GENERAL
               The health care industry in general and the medical ancillary service business in particular is subject to extensive federal, state and local regulation relating to licensure, conduct of operations, ownership of facilities, environment rules, pricing and reimbursement policies. Although the Company believes that its current operations comply with applicable regulations, the Company believes that the health care industry will continue to change, requiring it to modify its agreements and operations from time to time. While the Company believes it will be able to structure its agreements and operations in accordance with applicable law, there can be no assurance that the subsequent adoption of laws or interpretations of existing laws will not regulate, restrict or otherwise adversely affect the Company's business.

        HISTORY OF LOSSES; ACCUMULATED DEFICIT. To date the Company has been unable to generate revenue sufficient to be profitable. Consequently, the Company has sustained substantial losses. Net losses for the years ended December 31, 1997 and 1998, were $1,526,152 and $7,380 ,957, respectively.
Accumulated deficit for the years ended December 31, 1997 and 1998, were $(21,937,441) and $(29,318,394), respectively. There can be no assurance that the Company will ever achieve the level of revenues needed to be profitable in the future or, if profitability is achieved, that it will be sustained.

        FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The Company's capital requirements in connection with its business plans will be significant. The Company believes that net proceeds of future anticipated securities offerings, and giving effect to revenues which are projected to be realized from operations, should be sufficient to fund ongoing operations and its business plan. Notwithstanding, there is no assurance that such anticipated offering will be undertaken, and if undertaken, will be successful or that such proceeds derived therefrom, will in fact be sufficient to fund operations and meet the needs of the Company's business plans. To the extent that the Company undertakes such financings or uses capital stock as consideration, the Company's shareholders will experience future ownership dilution.

        RISKS OF GROWTH AND EXPANSION. The Company's aggressive growth strategy will result in significant additional demands on its infrastructure, and will place a significant strain on the Company's management, administrative, operational, financial and technical resources, and increased demands on its systems and controls. There can be no assurance that the Company's resources will be adequate to support future operations and growth. The inability to continue to upgrade the operating and financial control systems, the emergence of unexpected expansion difficulties or failure to manage the Company's proposed expansion properly could have a material adverse effect on the Company's business, financial condition and results of operations.

        The laws and regulations applicable to financial arrangements in the health care industry are complex and may be subject to varying interpretations. This section summarizes the principal federal and state statutes and regulations which are applicable to the Company's business.

        AIR AMBULANCE OPERATIONS. The Company's air ambulance business subjects it to significant federal and international government regulations relating to airline safety, capital requirements, maintenance, scheduling, etc. Due to the nature of aircraft operations, applicable regulations and Company policy, the Company incurs substantial expenses associated with the maintenance of its aircraft fleet. Although the Company believes that its current operations comply with applicable regulations, there can be no assurance that the subsequent adoption of laws or interpretations of existing laws will not regulate, restrict or otherwise adversely affect the Company's business.

        DEPENDENCE UPON MANAGEMENT. The Company will be dependent to a significant extent on the continued efforts and abilities of its Chairman, Michael F. Morrell. Notwithstanding its ownership of a one million dollar key-man life insurance policy on Mr. Morrell, if the Company were to lose the services of Mr. Morrell before a qualified replacement could be obtained, its business could be adversely affected.

        POTENTIAL LIABILITY AND INSURANCE. The Company, because it operates in the healthcare industry, is subject to substantial potential liability resulting from a variety of possible causes, including breach of numerous healthcare laws, malpractice, and product liability. While the Company currently is not a party to any regulatory action or material litigation, if any actions or lawsuits in the future are brought against the Company, such actions or lawsuits may have a materially adverse effect on the Company even if such lawsuits are without merit. The Company attempts to minimize its potential liability through effective case supervision and personnel recruitment procedures. The Company also carries a variety of insurance policies including policies insuring against certain negligent acts, although there can be no assurance that such insurance policies will adequately cover the Company's losses resulting from liability, or that the Company will continue to qualify for, or be able to afford or obtain, insurance in the future.

        THIRD-PARTY REIMBURSEMENT. The Company's services are purchased by patients and medical institutions which provide healthcare services to their patients. Such institutions or patients typically bill or seek reimbursement from various third-party payors such as Medicare, Medicaid, other governmental programs and private insurance carriers for the charges associated with the provided healthcare services. The Company believes that its market success will ultimately depend largely upon obtaining favorable coverage and reimbursement policies from such programs and carriers.

        GOVERNMENT REGULATION. The healthcare industry is subject to extensive federal and state government regulation. In addition to the referral and reimbursement regulations, regulations include certificate of need, licensure of healthcare facilities, services and equipment and restrictions on physician investments in healthcare entities to which they refer patients. Although the Company believes that its current operations comply with applicable regulations, there can be no assurance that the subsequent adoption of laws or interpretations of existing laws will not regulate, restrict or otherwise adversely affect the Company's business.

        DEPENDENCE ON RELATIONSHIPS WITH PHYSICIAN PARTNERS; RISKS OF CONFLICTS OF INTEREST AND DISPUTES. The Company's business depends upon, among other things, the efforts and success of the physicians who refer patients and provide services to the Company's businesses and the strength of the Company's relationships with such physicians. The Company's business, financial condition and results of operations could be adversely affected by the failure of these physicians to refer patients, maintain the quality of medical care or otherwise adhere to required professional guidelines.

        DEPENDENCE ON PHYSICIAN REFERRALS. The Company's rehabilitation, sleep and pain businesses are dependent upon revenues received as a result of referrals made by physicians. There can be no guarantee that any physician will choose to refer patients to the Company. In addition, physicians affiliated with the Company are not required to refer patients. In the event that, for any reason, physicians do not use the ancillary medical service businesses operated by the Company, such loss of patients could have a material adverse effect on the business, financial condition and results of operation of the Company. Furthermore, it is possible that third-party payors may refuse to approve referrals to ancillary medical care facilities owned by the Company, but rather require that such referrals be made to other facilities. Such a requirement could have a material adverse effect on the business, financial condition and results of the operations of the Company.

        Further, the Company's physical rehabilitation companies derive a significant portion of their revenue from Medicare patients. Recent adjustments to Medicare's allowances with respect to rehabilitation services have significantly limited the amount of revenues that the Company may derive from services rendered to Medicare patients. There is no assurance that future changes to Medicare's reimbursement policy will not have a significant adverse effect on revenues derived from these sources.

        MEDICARE AND MEDICARE FRAUD AND ABUSE. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce: (i) the referral of a person in connection with the provisions if medical services; (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare and Medicaid programs; and (iii) the purchase, lease, order, arranging or recommending of any items or service reimbursable under Medicare or Medicaid (the "Anti-Kickback Law"). Pursuant to the Anti-Kickback Law, the federal government has announced a policy of increased scrutiny of joint ventures and other transactions among health care providers in an effort to reduce potential fraud and abuse relating to Medicare costs. The applicability of this provisions to many business transactions in the health care industry will be subject to continuing judicial and regulatory interpretation. Although the Company believes operations and structure do not violate the Anti-Kickback Law, there can be no assurance that its activities will not be challenged by regulatory authorities. If such challenge were successful, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Noncompliance with the Anti-Kickback Law can result in exclusion from Medicare and Medicaid programs and civil and criminal penalties.

        LEGISLATIVE DEVELOPMENTS. In addition, proposed legislation regarding health care reform has been introduced before many state legislatures. Any such reforms at the federal or state level could significantly alter patient-provider relationships. State and federal agency rule-making addressing these issues is also expected. No predictions can be made as to whether future health care reform legislation, similar legislation or rule-making will be enacted or, if enacted, its effect on the Company. Any federal or state legislation prohibiting investment interests in, or contracting with, the Company by physicians or health care providers for which there is not statutory exception or safe harbor would have a material adverse effect on the Company business, financial condition and results of operations.

        MANAGED CARE. There can be no assurance that the Company will be able to obtain managed care contracts. The future inability of the Company to obtain managed care contracts in its markets could have a material adverse effect on its business, financial condition or results of operation. In addition, federal and state legislative proposals have been introduced that could substantially increase the number of Medicare and Medicaid recipients enrolled in HMOs and other managed care plans. The Company will derive a substantial portion of its revenue from Medicare and Medicaid. In the event such proposals are adopted, there can be no assurance that the Company will be able to obtain contracts from HMOs and other managed care plans serving Medicare and Medicaid enrollees. Failure to obtain such contracts could have a material adverse effect on the business, financial condition and results of operations of the Company.

        LICENSES. Although the Company's cardiac catheterization services generally are not subject to health care licensing requirements (it contracts directly with hospitals), the Company must adhere to the same standards as the hospitals it contracts with, including standards for sanitation, safety and personnel qualifications. The Company is also required to register its X-ray equipment and pay annual registration fees to state radiation control agencies. The Company believes that its cardiac catheterization operations are in compliance with applicable registration and hospital license requirements.

        RISK WITH RESPECT TO COMPUTER TECHNOLOGIES AND YEAR 2000 COMPLIANCE. The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. Many existing computer programs use only two digits to identify a year in the date field. The issue is whether such code exists in mission-critical applications and if that code will produce accurate information with relation to date-sensitive calculations after the turn of the century. The Company is assessing the extent of the necessary modifications to its computer software and anticipates that the cost of such modifications will not be material to the Company. Because of the many uncertainties associated with the year 2000 compliance issues, and because the Company's assessments are necessarily based on information from third-party vendors, payors and suppliers, there can be no assurance that the Company's assessment is correct as to either the materiality or the effect of such compliance.

OMNIBUS BUDGET RECONCILIATION ACT OF 1993

        On August 10, 1993, President Clinton signed into law the Omnibus Budget Reconciliation Act of 1993 ("OBRA `93") which contained numerous provisions that significantly affect health care providers who participate in the Medicare and Medicaid programs. The principal impact of OBRA `93 in the health care area is
(i) to expand the existing prohibition against the referral of patients to entities with which the referring physician has a financial relationship (self-referral), and (ii) to curtail the cost of the Medicare program by limiting reimbursement.

MEDICARE AND MEDICAID FRAUD AND ABUSE

        The Anti-Kickback Law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce: (i) the referral of a person; (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare or Medicaid programs; or (iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare or Medicaid. Pursuant to the Anti-Kickback Law, the federal government has announced a policy of increased scrutiny of joint ventures and other transactions among health care providers in an effort to reduce potential fraud and abuse relating to Medicare costs. The applicability of these provisions to many business transactions in the health care industry has not yet been subject to judicial and regulatory interpretation. Noncompliance with the Anti-Kickback Law can result in exclusion from Medicare and Medicaid programs and civil and criminal penalties. Several of the Company's subsidiaries currently derive a significant portion of their revenues from Medicare or Medicaid payments.

        Significant prohibitions against physician referrals have been enacted by Congress. These prohibitions, commonly known as "Stark II" amended prior physician self-referral legislation known as "Stark I" by substantially enlarging the field of physician-owned or physician-interested entities to which the referral prohibitions apply. Stark II prohibits a physician from referring Medicare or Medicaid patients to an entity providing "designated health services" in which the physician has an ownership or investment interest, or with which the physician has entered into a compensation arrangement, unless a statutory exemption applies. The designated health services include, for example, prosthetic devices, clinical laboratory services, radiology (such as ultrasound, MRI and CT), home health, physical and occupational therapy, prescription drugs and inpatient and outpatient hospital services. The penalties for violating Stark II include a prohibition on payment by these government programs and civil penalties of as much as $15,000 for each referral violation and $100,000 for participation in a "circumvention scheme." To the extent that the Company or any subsidiary is deemed to be subject to the prohibitions contained in Stark II, the Company believes its activities fall within the permissible activities defined in Stark II.

        While several of the Company's subsidiaries receive referrals with respect to certain of these designated healthcare services, the Company does not provide any compensation or financial incentive for such referrals and further believes that it is in full compliance with Stark as well as state law requirements. Any fees paid are intended by the Company to be consistent with fair market value in arm's-length transactions for the nature and amount of services rendered and therefore, would not constitute unlawful remuneration under Anti-Kickback Law and regulations. For these reasons, among others, the Company does not believe that fees payable would be viewed as remuneration for referring and influencing referrals of patients or services covered by such programs as prohibited by statute. If the Company is deemed to be in a position to make, influence or receive referrals from or to physicians, the operations of the Company could be subject to scrutiny under federal and state anti-kickback and anti-referral laws.

        In Florida, which does not prohibit the corporate practice of medicine, the Company through a wholly owned subsidiary, owns practices and employs physicians. Thus, with respect to such practices, the Company is a provider of services and would be capable of receiving referrals from other physicians affiliated with the Company in those markets. In these circumstances, the Company either will not accept referrals involving designated health services from other physicians affiliated with the Company, or will form group practices comprised of Company practices in that market.

        In addition, the Company also believes that the methods used to acquire the assets of existing practices and ancillary services do not violate anti-kickback and anti-referral laws and regulations. Specifically, the Company believes the consideration paid by the Company to physicians to acquire such assets is consistent with fair market value in arm's-length transactions and not intended to induce the referral of patients. Should this or any other Company practice be deemed to constitute an arrangement designed to induce the referral of Medicare or Medicaid patients, then such could be viewed as possibly violating anti-kickback and anti-referral laws and regulations. A determination of liability under any such laws could have a material adverse effect on the Company's business, financial condition or results of operations.

FEE-SPLITTING; CORPORATE PRACTICE OF MEDICINE

        The laws of many states prohibit physicians from splitting fees with non-physicians (or other physicians) and prohibit non-physician entities from practicing medicine. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. Although the Company believes its operations are in material compliance with existing applicable laws, the Company's business operations have not been the subject of judicial or regulatory interpretation; thus, there can be no assurance that review of the Company's business by courts or regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the health care regulatory environment will not change so as to restrict the Company's existing operations or their expansion. In addition, the regulatory framework of certain jurisdictions may limit the Company's expansion into such jurisdictions if the Company is unable to modify its operational structure to conform with such regulatory framework.

        A determination in any state that the Company is engaged in the corporate practice of medicine or any unlawful fee-splitting arrangement could render any management agreement between the Company and a practice located in such state unenforceable or subject to modification, which could have a material adverse effect on the Company. There can be no assurance that regulatory authorities or other parties will not assert that the Company or a practice is engaged in the corporate practice of medicine in such states or that the management fees paid to the Company by the managed practices constitute unlawful fee-splitting or the corporate practice of medicine. If such a claim were asserted successfully, the Company could be subject to civil and criminal penalties, managed physicians could have restrictions imposed upon their licenses to practice medicine, and the Company or the managed practices could be required to restructure their contractual arrangements. Such results or the inability of the Company or the managed practices to restructure their relationships to comply with such prohibitions could have a material adverse effect on the Company's financial condition and results of operations.

CHANGES IN PAYMENT FOR MEDICAL SERVICES

        The Company believes that trends in cost containment in the health care industry will continue to result in a reduction in per-patient revenue for Company practices. The federal government has implemented, through the Medicare program, the RBRVS payment methodology for physician services. The RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year and is subject to increases or decreases at the discretion of Congress. To date, the implementation of RBRVS has reduced payment rates for certain procedures historically performed by Company physicians. There can be no assurance that any reduced operating margins could be recouped by the Company through cost reductions, increased volume, introduction of additional procedures or otherwise.

        Rates paid by non-governmental insurers, including those that provide Medicare supplemental insurance, are based on established physician, ambulatory surgery center and hospital charges, and are generally higher than Medicare payment rates. A change in the makeup of the patient mix of Company practices as well as the medical practices under Company management that results in a decrease in patients covered by private insurance or a shift by private payors to RBRVS or similar payment structures could adversely affect the Company's business, financial condition or results of operations.

FLORIDA PATIENT SELF-REFERRAL ACT OF 1992

        During its 1992 session, the Florida Legislature passed into law the Patient Self-Referral Act of 1992 ("Self-Referral Act"). The Self-Referral Act is far broader than OBRA since it is applicable to all types of health care services and to all patients (not just Medicare and Medicaid beneficiaries).

        Under the Self-Referral Act, "designated health services" are defined as clinical laboratory, physical therapy, comprehensive rehabilitative, diagnostic-imaging and radiation therapy services. The Company plans to purchase and operate facilities that provide some or all of these designated health services. All health care products and services not enumerated above, are classified as "other health services."

        Under the Self-Referral Act, a physician is prohibited from referring a patient for designated health services to an entity in which the physician is an investor.

        The Self-Referral Act also prohibits the referral by a physician of a patient for other health services to an entity in which that physician is an investor, unless the ownership of the entity meets one of two tests:

        The physician's investment interest is in the registered securities of a publicly traded corporation whose shares are traded on a national exchange or over-the-counter market and which has net equity at the end of its most recent fiscal quarter in excess of $50,000,000, or

        For entities that do not qualify under the first test, no more than 50% of the value of the investment interests in the entity may be held by investors who are in a position to make referrals to the entity, and the terms under which an investment interest is offered must be the same for referring investors and non-referring investors. In addition, the terms under which an investment interest is offered may not be related to the investor's volume of referrals to the entity. Finally, the investor must not be required to make referrals or be in the position to make referrals to the entity as a condition for becoming or remaining an investor.

        Entities that meet either test must also meet two additional tests. First, the entity may not lend to or guarantee a loan to an investor who is in a position to make referrals if the investor uses any part of that loan to obtain the investment interest. Second, distributions of profits and losses to investors must be directly proportional to their capital investment.

        The Self-Referral Act also imposes certain disclosure obligations on the Company and referring physicians. Under the Self-Referral Act, a physician may not refer a patient to an entity in which he or she is an investor unless, before doing so, the patient is given a written statement disclosing, among other things, the physician's investment interest in the entity to which the referral is made. The Self-Referral Act also imposes disclosure obligations on the entities to which physicians refer patients.

        Since the Company plans to purchase and operate facilities that provide some or all of the "designated health services" and intends to network its medical services, the Self Referral Act, and OBRA will have a significant adverse impact on the Company's proposed plan of operations and may necessitate
(i) a change in the way the Company acquires its clinical care facilities, (ii) a change in the corporate structure (i.e., a spin-off of the clinical care companies coupled with an initial public offering in order to qualify for the federal and state "Safe Harbor Standards"), (iii) a secondary offering for the Company (in order to qualify for the federal and state "Safe Harbor Standards," or (iv) a merger with a company with substantially more assets than the Company (in order to qualify for the "Safe Harbor" standards).

CERTIFICATE OF NEED

        Some states, including Florida, require a "certificate of need" ("CON") prior to the acquisition of medical equipment or provision of cardiac catheterization services by hospitals. In Florida, a certificate of need is required for cardiac catheterization services only if the hospital wishes to provide such services to in-patients. Typically, obtaining a CON approval is a costly and lengthy process, and may involve adversarial proceedings brought by competing facilities. The hospital or health care provider, rather than the Company, must apply for and obtain the CON, where required. As a result, the Company is unable to control or accurately predict whether and how many potential customers will obtain CONs. The Company's ability to provide cardiac catheterization services to hospitals and health care providers is dependent upon those entities obtaining a CON for such services.

PROFESSIONAL LIABILITY INSURANCE

        The Company currently maintains general and professional liability insurance for its operations in the single limit amount and aggregate annual limit amount of $5,000,000. There is no assurance that any potential claims will or will not exceed this limit. While the Company's Mobile Labs are at a customer's facility, they operate only under the direction of licensed physicians on the customer's staff who direct the procedures, supervise the Company's nurses and technologists, and interpret the results of the examinations. The Company requires the users of the Mobile Labs to carry medical malpractice insurance to cover the physicians using the Company's Mobile Labs.

COMPETITION

        The health care industry in general, and the market for medical ancillary services is highly competitive.

        The Company competes with companies that are larger in size than the Company and have access to considerably greater financial resources than the Company. The Company competes by providing more personalized care to the patients they serve as well as providing patient transportation and pharmaceutical delivery.

        In the interventional pain business segment, there are thousands of small pain treatment centers, clinics and facilities. Only a portion of these locations is accredited and follows standards for multi-disciplinary procedures.

        In the sleep lab business segment, there are no clear market leaders or major competition. Most of the independents are either labs in hospitals or physicians interested in sleep that have started labs as an adjunct to their local practice.

        The air ambulance business segment has numerous smaller competitors with short-range aircraft, but has limited competitors with aircraft capability of performing international and, in particular, trans-Atlantic flights. Medjet in Alabama, Kalitta in Detroit, and Sky Service in Toronto are the biggest competitors in the international market.

        In the pain rehabilitation business segment, there are numerous competitors larger in size than the Company and which have access to considerably greater financial resources than the Company.

        Pharmacy Care Specialists Inc. competes directly in the sale and delivery of prescription drugs to individuals living in adult living facilities ("ALFs"). There are numerous competitors larger in size than the Company which have access to considerably greater financial resources. The Company relies on reputation and service to market its services.

MARKETING

        The Company markets each of the services in various methods, including customer and physician referrals, reputation in the community and third parties.

        YGHN relies upon community reputation, customer referral, physician and other medical resource referrals.

        Ivanhoe relies upon physician referrals for its customer base. In addition, the Company has in place a three-tier service system that enters local communities and utilizes a screening program and an in-home lab program.

        Global relies upon independent brokers, personal contacts and physician referrals to approach new customers. The Company also staffs exhibit booths at major industry-specific conventions to attract hospital groups, insurance companies, assistance companies and managed care organizations.

        Heart Labs relies heavily on referrals to perform high-tech procedures. Most of the marketing for its Mobile Labs is based on the Company's reputation in the medical community.

EMPLOYEES

        As of March 12, 1999, the Company employed 300 persons, of which 195 are full time. The Company's ability to provide its services is dependent upon the Company recruiting, hiring and retaining qualified technical personnel. To date, the Company has been able to recruit and retain sufficient qualified personnel. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.


                                   THE COMPANY

GENERAL

        The Company is in the business of developing integrated medical delivery services by providing diversified medical technologies, physical and pain rehabilitation, occupational and speech therapy, sleep apnea, diagnostic and treatment services, pharmaceutical services and international air ambulance transport.

        The complete management team of the Company has been in place now for less than two years. We decided that it was in the best interest of the Company and our shareholders to re-evaluate the Company's direction, and, accordingly, discontinue certain operations in 1998 and focus our attention on the subsidiaries we felt could grow with profitable margins. These included the pharmacy business, the pain and rehabilitation business, the sleep business, and the air ambulance business.

        During 1998 it became very clear to us that, in order for the Company to obtain significant profit levels, utilization of technology and the Internet was necessary. A significant amount of administrative and duplicative costs are incurred in each and every aspect of healthcare activities. There are over 30 billion transactions annually in healthcare and only 10% are electronic. Accordingly, we identified and entered into a Definitive Agreement with American Enterprise Solutions, Inc. and signed letters of intent with Med Ventures, Inc. and CyberCare, Inc. These acquisitions will significantly expand our ability to address the healthcare issues facing society. The combination of these companies, together with MIOA's existing operations, will generate revenue in excess of $100,000,000 and give us a significant advantage in healthcare e commerce by increasing shareholder value, profitability, and position us to expand our operations in future years.

        The Company intends to change the name of the Company to more closely reflect our refocused company - around which each of our diversified medical businesses will function as a support mechanism. Each of the diversified medical businesses will support the further development and implementation of digital information technology - this technology will make each of the businesses more efficient. Digital technology will have a profound effect on our enterprises. The Company is embarking upon an entirely new, but overdue, approach to the delivery of quality healthcare in this country. We expect to emerge as an innovator meeting the global trend toward fully digitized, fully integrated medical services.

PENDING ACQUISITIONS

        AESI. The Company and American Enterprise Solutions, Inc. ("AESI") have entered into a Stock Exchange Agreement whereby upon the closing, AESI will become a wholly-owned subsidiary of MIOA. The Exchange Agreement provides that each shareholder of AESI will receive four (4) shares of MIOA's common stock for each share of AESI stock they own. It is anticipated, based upon the number of shares presently outstanding and pending acquisitions, that the shareholders of AESI will own approximately 50 percent of MIOA.

        AESI is a Florida corporation that designs, develops, implements and is in the process of operating internet multi-media healthcare networks called "Community Health Information Utilities" ("CHIUs"). These internet-base utilities will allow for the electronic connecting of all healthcare-trading partners. The healthcare trading partners include doctors, hospitals, consumers, patients, employers, governments, managed-care companies, insurance companies and all other providers and organizations. AESI also develops, manages and owns community healthcare delivery systems, called "Community Health Enterprises" ("CHEs"). The CHEs are healthcare enterprises that create a single-source delivery system by incorporating and integrating all healthcare delivery services into single-source delivery system. At the core of each enterprise is a CHIU.

        The CHIU is designed to provide, over the internet, clinical pathways and quality assurance applications and systems to maximize the flow of patient data and increase the ability of the physician, hospital, ancillary service and diagnostic center to service the patient. It is believed that the integration of the entire healthcare delivery system, through the use of these technologies, will create substantial reductions in healthcare costs and provide improved profits over existing healthcare models.

        Management believes, although no assurance can be given, the acquisition of AESI will catapult the Company into the healthcare internet business allowing the Company to utilize the benefits of advanced internet technologies to improve the quality of healthcare services while increasing profitability. It is anticipated that the Internet will provide the Company and its clients the opportunity to reduce costs and provide additional profit centers. The Company's strategic plan in respect to the use of the Internet along with its new proprietary technologies is to re-empower patients and doctors in the management of their healthcare.

        The closing of the contemplated transaction is conditioned upon completion of satisfactory due diligence and unqualified audits and regulatory and shareholder approval. Accordingly, no assurance can be given that the acquisition will be completed or, if completed, that the combined companies will be successful.

        MED VENTURES. On December 21, 1998 and modified in April 1999, the Company entered into a formal letter of intent to acquire privately held Med Ventures, Inc. ("Med Ventures") headquartered in Columbia, South Carolina. Med Ventures was organized in 1996 and currently owns, operates and manages pulmonary clinics, multi-specialty clinics, a medical management company, and a Telemedicine center. Med Ventures has represented to the Company that its current annual revenues run rate is approximately $12,000,000 with estimated income before taxes of approximately $1,500,000.

        CYBERCARE. On March 31, 1998, the Company and CyberCare, Inc. ("CyberCare") entered into a letter of intent whereby the Company will acquire all the issues and outstanding common stock of CyberCare. The terms of the letter of intent provide that the CyberCare shareholders will receive one (1) share of the Company's common stock for each share of stock they own in CyberCare. There are presently approximately 6,700,000 shares of capital stock of CyberCare issued and outstanding. The Company's common stock was valued for purposes of this acquisition at $1.50 per share. Additional shares will be issued if such market value is not maintained at certain times.

        CyberCare is an Internet-based solution and interactive system that provides products and services to support remote delivery of care, patient monitoring and education to the U.S. healthcare market. CyberCare's patented routing technology, product and business strategy create the opportunity to capture a significant share of the growing market for remote interactive healthcare delivery.

        CyberCare's product offering includes two major components: (i) a portable, computer-based system, assembled from off-the-shelf components and interfaced through the Company's proprietary software, called the Personal Care Management System (PCMS); and (ii) network services that operate in a routed TCP/IP environment (the Internet protocol), delivering audio and video two-way interaction between patients and providers. In addition, the system offers automatic collection, transmission and storage of vital sign data (e.g., blood pressure, heart rate, blood-oxygen level, lung function, weight and blood glucose levels, etc.) and patient records. An operating prototype of the system has been successfully clinically tested for over six months.

        CyberCare will receive revenues from the sale of its PCMS device and monthly recurring network access fees. Other potential sources of revenues, which are not forecasted in the Company's financial projections, are clinical drug studies, advertising, and database management services to support direct marketing activities.

        CyberCare's initial product system has been targeted specifically for the high-cost, chronically ill patient (e.g., congestive heart failure, chronic obstructive pulmonary disease, diabetes, asthma, etc.) population. These patients represent less than 1% of the U.S. population (approximately 2.2 million people out of the total population of 270 million) but cost the U.S. healthcare system approximately 30% of total healthcare costs. Preventive services for this patient population represent an untapped market segment estimated to be greater than $4 billion in the U.S. alone.

        The most important issues facing the providers and payers responsible for the care management of these chronically ill patients today are reducing costs, increasing provider productivity and improving the quality of care. The average targeted chronically ill patient costs the payers (insurance companies, HMOs, Medicare and Medicaid) $70,000 to $100,000 annually. These costs are due to patients cycling repeatedly through the health care system and consuming a disproportionate share of medical resources (emergency room visits, hospital rooms, lab tests, medications, convalescent homes, and frequent doctor visits). This cycle is due to four primary causes: (i) undetected clinical deterioration;
(ii) improper use of prescribed medications; (iii) inadequate patient education; and (iv) social isolation.

        Independent studies now show that increasing patient and provider interaction using telecommunication-based products and services to support remote delivery of care, patient monitoring and education can reduce overall per-member/per-month medical costs for the chronically ill patient population by 30%(1). This represents a potential net cost savings to payers of $37 billion to $57 billion annually. CyberCare has created an internet-based healthcare delivery system for these high-cost, chronically ill patients that will dramatically improve patient health while significantly reducing per-patient costs.

        CyberCare has two proprietary routing applications filed covering key aspects of the systems, including the Internet application for delivery of care management services. Five additional claims are being prepared for an additional patent application. In addition, copyright applications are also being filed to protect CyberCare's proprietary software.

        Other electronic distribution systems have been developed and sold to segments of this

---------------------
(1)     The Remington Report, "Tele-home care in a managed care setting," Barry
        K. Baines, MD
market. However, all the current competition is made up of small companies with technologies that do not utilize the Internet TCP/IP protocol. The competition's products can support only point-to-point transmissions between a patient and a provider; they do not support the following functions offered as part of CyberCare's system: intelligent routing, mixed protocol access, multi-point audio and video, automated collection and logging of vital sign data, and data storage.

        CyberCare plans to modularize and adapt its product offering to include components and proprietary software which can be used with off-the-shelf IBM compatible PCs. This approach will allow the Company to offer access to its remote interactive health care delivery network at a reduced cost. The reduction in cost will allow other secondary markets to open (i.e., approximately 5 million additional U.S. patients with acute illness, long-term health conditions, permanent disability, or terminal illness). CyberCare plans to offer these "modular" systems during the third calendar quarter of 2000.

        CyberCare's CEO, John Haines, has over twenty years of senior-level experience in the telecommunications and healthcare industries. Experienced senior executives in computer science and engineering, sales and marketing, regulatory and quality assurance, and finance are working with CyberCare.

        The closing of the CyberCare transaction is conditioned upon: (i) the parties entering into a mutually agreeable acquisition agreement; (ii) completion of satisfactory due diligence and audits; and (iii) Board of Directors approval.

                                 USE OF PROCEEDS

        The Company will not receive any proceeds from this offering. All shares are being registered for the benefit of shareholders and option, warrant and securities holders.

                              SELLING SHAREHOLDERS

        The selling shareholders acquired their shares of our common stock from us in exchange for an equity interest in businesses that the Company acquired, private securities offerings, or other transactions, and many of them are active in the management of one of our subsidiaries. The Company has agreed with each of the selling shareholders and pursuant to terms of various agreements that the Company would register a portion or all of their shares upon their request or upon a registration. Registration of these shares does not necessarily mean that the selling shareholders will sell all or any of the shares.

        In addition, we are also registering shares of common stock underlying stock options, warrants and convertible debentures.

        In addition, one or more of the selling shareholders may donate or transfer as gifts some or all of their shares, or may transfer their shares for no value to other beneficial owners. The selling shareholders will include these donees or transferees as selling shareholders in a prospectus supplement if the donees or transferees wish to use this prospectus to re-offer the shares.

        The shares listed below represent all of the shares that each selling shareholder currently beneficially owns, the number of shares each of them may offer and the number of shares each of them will own after the offering assuming they sell all of the shares and that they acquire no additional shares before the completion of this offering.

                               SHARES                           SHARES
                             BENEFICIALLY                     BENEFICIALLY
                              OWNED AND                        OWNED AND
                              OWNERSHIP             SHARES     OWNERSHIP
                           PERCENTAGE PRIOR          BEING   PERCENTAGE AFTER
SELLING SHAREHOLDER          TO OFFERING            OFFERED     OFFERING
-------------------          -----------            -------     --------
Arthur Kobrin                   87,200              87,200       87,200*
Dana Pusateri                   12,200              12,200       12,200*
Dominion Capital Fund           52,219              52,219       52,219*
Dr. A. Razzak Tai              400,000             400,000      400,000
E. Nicholas Davis - Family
  Trust                        300,000             100,000      300,000
Eric Conn                        8,333               8,333        8,333*
Eve Kobrin                     100,000             100,000      100,000*
George Slade/Linda Slade        60,750              60,750       60,750*
Glen Barber                     30,375              30,375       30,375*
Jim Shanks                      25,000              25,000       25,000*
Juan Cocuy                      12,200              12,200       12,200*
Kathy Wikle                    133,954             133,954      133,954*
Leneah R. Davis                 12,200              12,200       12,200*
Linda Moore                    131,145             131,145      131,145*
Martin Santiago                 12,200              12,200       12,200*
Michael Morrell              1,831,145           1,006,145    1,831,145
Paul Pershes                 1,712,200           1,012,200    1,712,200
Peter Nasca Associates          20,000              20,000       20,000*

Richard Hoffman                 12,200              12,200       12,200*
Ron Mills                      133,954             133,954      133,954*
Rusty Capece                    12,200              12,200       12,200*
Southeast Research
  Partners/GKN                  15,625              15,625       15,625*
Sovereign Partners Limited
  Partnership                  169,908             169,908      169,908*
Zakeni Limited                  39,750              39,750       39,750*

 *Percentage ownership is less than 1%.


 HOLDER OF STOCK                      UNDERLYING
OPTIONS, WARRANTS                       SHARES
 AND CONVERTIBLE                        BEING
   SECURITIES                         REGISTERED
------------------                    ----------
Ben Adler                               25,000**
Dr. Sheila Nagar                        25,000**
Eugene Friedman                         25,000**
Howard Schraub                          25,000**
Julian Herskowitz                       12,500**
Philip Gaines                           25,000**
Ronald Nash                             50,000**
Stanley Katz                            12,500**
Alan Gibstein                           15,000**
Cindy & Neil Doljin                     15,000**
James Copeland/ Leslie Investments      20,000**
Jeff Levine                             20,000**
Marvin D. Taylor                        10,000**
Norman Swenson                          10,000**
Quintin Villa                           10,000**
Rona Gibstein                            5,000**
Elliot Smith                             5,334**
Gregg Smith                              2,940**
Ken Rickel                               3,226**
Patricia Oppito                         11,500**
Roni Rogan                               2,000**
Raquel Schraub                           4,000**
Ronald Nash                             11,000**
Alexander Gancia                        48,000**
Corporate Builders                     144,000**
Rene Eichenberger                       48,000**
Mirkin & Woolf                         100,000**
J.W. Genesis Financial Services
  Capital Markets                      100,000**
Sands Brothers & Co., LTD.             500,000**
Southeast Research Partners            150,000**
Dominion Capital Fund                   50,010**
Sovereign Partners Limited
  Partnership                          174,990**
Zakeni Limited                          75,000**
Sholom Weiss                           125,000**
State Street Securities                350,000**
Dominion Capital Fund                  495,263**
Sovereign Partners Limited
  Partnership                        1,841,196**
Zakeni Limited                         848,159**
Jean Johnstone                          10,000**
Robert Segarra                          50,000**
Michael F. Morrell                     130,000**
Michael & Linda Morrell                 50,000**

Dr. David Vastola                       60,000**
Paul C. Pershes                         50,000**
Gail Pershes                            30,000**
Dr. Martin Heilbraun                    20,000**
Juan Cocuy                              40,000**
Dana Pusateri                          100,000**
Theodore Orlando                        20,000**
Richard Hoffman                         60,000**
Robert Wasserman                        20,000**
Dr. Aldo Berti                          50,000**
Thomas Crane                           110,000**
Eric Conn                               80,000**
Terry Lazar                            120,000**
Arthur & Sheryl Kobrin                  20,000**
Dr. Ira Wendroff                        20,000**
Eugene Friedman                        100,000**
Steven Siegelaub                       100,000**
Steven Daiagi                          200,000**
Turkhill, Ltd.                       1,000,000**
Amexcorp, Ltd.                       1,000,000**
Danvers Investments Corp.              600,000**
Advantage List & Marketing              20,000**
Michael F. Morrell                      65,000**
Michael & Linda Morrell                 25,000**
Dr. David Vastola                       30,000**
Paul C. Pershes                         25,000**
Gail Pershes                            15,000**
Dr. Martin Heilbraun                    10,000**
Juan Cocuy                              20,000**
Dana Pusateri                           50,000**
Theodore Orlando                        10,000**
Richard Hoffman                         30,000**
Robert Wasserman                        10,000**
Dr. Aldo Berti                          25,000**
Thomas Crane                            55,000**
Eric Conn                               40,000**
Terry Lazar                             60,000**
Arthur & Sheryl Kobrin                  10,000**
Dr. Ira Wendroff                        10,000**
Eugene Friedman                         50,000**
Steven Siegelaub                        50,000**
Steven Daiagi                          100,000**
Turkhill, Ltd.                         500,000**
Amexcorp, Ltd.                         500,000**
Danvers Investments Corp.              300,000**
Advantage List & Marketing Corp.        10,000**
Jim Shanks                              10,000*
A. Razzak Tai                          150,000*

*   Exhibit attached

**  Previously filed as an exhibit to the Company's Form S-3/A filed April 23,
    1999

                              PLAN OF DISTRIBUTION

        The Company is registering the shares on behalf of the selling shareholders, option, warrant and convertible security holders. "Selling shareholders," as used in this prospectus, includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. The selling shareholders may offer their shares of our common stock at various times in one or more of the following transactions:

o   in the over-the-counter market

o   in private transactions other than in the over-the-counter market

o   in connection with short sales of the shares of our common stock

o   by pledge to secure debts and other obligations

o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options

o   in a combination of any of the other five transactions listed here

        The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

        The selling shareholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

        Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

                              AVAILABLE INFORMATION

        The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document the Company files with the SEC at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov." Our common stock is listed on the NASDAQ Small Cap Market under the symbol "MIOA."

                       WHERE YOU CAN FIND MORE INFORMATION

        The SEC allows us to "incorporate by reference" the information the Company files with them, which means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that the Company files later with the SEC will automatically update and supersede this information. The Company incorporates by reference the documents listed below:

        (1) Our Annual Report on Form 10-KSB for the fiscal years ended December 31, 1998 and 1997, filed on April 15, 1999 and amended June 29, 1999.

        (2) Our Quarterly Report on Form 10-QSB for the period ended March 31, 1999, filed on May 14, 1999 and amended June 29, 1999.

        (3)     8-K filed April 23, 1999 and amended June 21, 1999.

        (4)     8-K filed June 1, 1999 and amended June 25, 1999.

        In addition, this prospectus incorporates by reference any future filings the Company will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 from the date of the initial filing of the Registration Statement that includes this prospectus until the termination of the offering. Information in this prospectus supersedes related information in the documents listed above and information in subsequently filed documents supersedes related information in both this prospectus and the incorporated documents.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  Medical Industries of America, Inc.
                  1903 S. Congress Avenue, Suite 400
                  Boynton Beach, FL 33426
                  Attention:  Investor Relations
                  (561) 737-2227

        This prospectus is part of a registration statement that the Company has filed with the SEC. You should rely only on the information or representations provided in this prospectus. The Company has not authorized nor have any of the selling shareholders authorized anyone to provide you with different information. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                            VALIDITY OF COMMON STOCK

        For the purpose of this offering, Mirkin & Woolf, P.A., is providing an opinion on the validity of the shares.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following statement sets forth the estimated amounts of expenses to be borne by us in connection with the offering described in this Registration Statement. None of the expenses will be borne by the security holders.

Securities and Exchange Commission
  Registration Fee...........................................  $  4,097

Legal Fees and Expenses......................................  $  2,500

Accounting Fees and Expenses.................................  $  5,000

Miscellaneous Expenses.......................................  $  3,000

        Total Expenses.......................................  $ 14,597

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 607.0850(1) of the Florida Business Corporation Act, as amended (the "Florida Act"), provides that, in general, a Florida corporation may indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.

        In the case of proceedings by or in the right of the corporation,
Section 607.0850(2) of the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith an in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claims as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity.

        Section 607.0850 further provides that to the extent a director, officer, employee or agent of a corporation is successful on the merits or in the defense of any proceeding referred to in subsections (1) or (2) of Section
607.0850 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that the corporation may advance such expenses; that indemnification provided for by Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of such person against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under such Section 607.0850.

        Section 607.0850 of the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that such person's actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless such person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which such person derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in favor or in a proceeding by or in the right of a shareholder.

        The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Florida law.

        The Company has purchased liability insurance policies covering certain directors and officers in certain circumstances.

ITEM 16.  EXHIBITS

NUMBER         DESCRIPTION OF EXHIBIT                           LOCATION
------         ----------------------                           --------
4              Warrant, Option & Other Agreements               Page II-6

5              Opinion and Consent of Counsel                   Page II-8

23.1           Consent of Independent Public Accountants        Page II-9

23.2           Consent of Independent Public Accountants        Page II-10

ITEM 17.  UNDERTAKINGS.

        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (other than as provided in the proviso and instructions to Item 512(a) of Regulation S-K) (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boynton Beach, State of Florida, on June 29, 1999.

                                    MEDICAL INDUSTRIES OF AMERICA, INC.

                                    By: /s/Paul C. Pershes
                                    Paul C. Pershes, President

                                    Date:   June 29, 1999


                                POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment thereto has been signed below by the following persons in the indicated capacities on June 29, 1999.


June 29, 1999                               /s/ Michael F. Morrell
                                            Michael F. Morrell
                                            Chief Executive Officer & Director

June 29, 1999                               /s/ Paul C. Pershes
                                            Paul C. Pershes
                                            Director

June 29, 1999                               /s/ Theodore J. Orlando
                                            Theodore J. Orlando
                                            Director

June 29, 1999                               /s/ Glen Barber
                                            Glen Barber
                                            Director

June 29, 1999                               /s/Terry Lazar
                                            Terry Lazar
                                            Director

June 29, 1999                               /s/ Linda Moore
                                            Linda Moore
                                            Senior Vice President

June 29, 1999                               /s/ Arthur Kobrin
                                            Arthur Kobrin
                                            Chief Financial Officer

June 29, 1999                               /s/ Dana Pusateri
                                            Dana Pusateri
                                            Director

June 29, 1999                               /s/Louis R. Capece, Jr.
                                            Louis R. Capece, Jr.
                                            Director

                                  EXHIBIT INDEX

 NUMBER                       TITLE OF EXHIBIT                            PAGE
 ------                       ----------------                            ----
4                     Warrant, Option & Other Agreements                   II-6

5                     Opinion and Consent of Counsel                       II-8

23.1                  Consent of Independent Public Accountants            II-9

23.2                  Consent of Independent Public Accountants            II-10